                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 6-K


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of September, 2000


                           BROKAT AKTIENGESELLSCHAFT
            (Exact name of registrant as specified in its charter)


                              Industriestrasse 3
                               D-70565 Stuttgart
                          Federal Republic of Germany
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F  [X]  Form 40-F  [  ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  [  ]  No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On September 29, 2000, Brokat AG announced that it had completed its acquisition of Blaze Software, Inc. in a stock transaction.

Attached and incorporated by reference in this Form 6-K are the following exhibits:

     Exhibit No.    Description


     99.1           Press release dated September 29, 2000

     99.2           Unaudited pro forma financial information

The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Form 6-K or the exhibits to this Form 6-K may contain such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or future transactions, identify forward-looking statements. All forward-looking statements are based on Brokat management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Brokat is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information about factors that could affect Brokat's future financial and operating results, see Brokat's other filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 filed with the Commission on September 8, 2000.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 BROKAT AKTIENGESELLSCHAFT


                                             By:
                                                 Name:  /s/  Stefan Roever
                                                 Title:  Chief Executive Officer
Date: September 29, 2000

                                 EXHIBIT INDEX

     Exhibit No.      Description
     -----------      -----------

     99.1             Press release dated September 29, 2000

     99.2             Unaudited pro forma financial information